SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 4th, 2017

DATE, TIME AND PLACE: December 4th, 2017, at 11.30 a.m., at TIM Participações S.A.’s head offices, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Alberto Emmanuel Carvalho Whitaker, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Mario Di Mauro, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Section 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absence of Mr. Enrico Barsotti.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) Budget guideline for 2018; and (2) Corporate Calendar of 2018.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Approved the Company’s and its subsidiaries’ budget guidelines for the year of 2018, according to material presented that is filed at the Company's head offices and subject to adjustments arising from the annual results for the fiscal year ended on December 31st, 2017.

(2) Acknowledge on the proposal for the Company's Calendar of Corporate Events for the year of 2018, with the reservation that it may be amended anytime by the request of any Board Member. The referred Calendar will be disclosed in accordance with the Listing Rules of the Novo Mercado and its eventual amendments will be also disclosed in accordance with the mentioned rules.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Alberto Emmanuel Carvalho Whitaker, Enrico Zampone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Cesar Pereira de Araujo, Mario Di Mauro, Nicoletta Montella, Sabrina Valenza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 4th, 2017.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 4, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.